UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 3

Target Hospitality Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87615L 107

(CUSIP Number)

Eric L. Schiele, P.C.
David M. Klein, P.C.
Kirkland & Ellis LLP

601 Lexington Avenue
New York, New York 10022
(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Manjit Dale
2	Check the Appropriate Box if a Member of a Group*
	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom
Number Of Shares Beneficially Owned By Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 64,788,220
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 64,788,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,788,220
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 63.2%
14	Type of Reporting Person* IN

1	Names of Reporting Persons Stephen Robertson
2	Check the Appropriate Box if a Member of a Group*
	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom
Number Of Shares Beneficially Owned By Each Reporting Person With		7	Sole Voting Power 175,000
		8	Shared Voting Power 64,788,220
		9	Sole Dispositive Power 175,000
		10	Shared Dispositive Power 64,788,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,963,220
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 63.3%
14	Type of Reporting Person* IN

1	Names of Reporting Persons TDR Capital LLP
2	Check the Appropriate Box if a Member of a Group*
	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom
Number Of Shares Beneficially Owned By Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 64,788,220
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 64,788,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,788,220
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 63.2%
14	Type of Reporting Person* PN

1	Names of Reporting Persons TDR Capital II Investments L.P.
2	Check the Appropriate Box if a Member of a Group*
	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom
Number Of Shares Beneficially Owned By Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 64,788,220
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 64,788,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,788,220
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 63.2%
14	Type of Reporting Person* PN

1	Names of Reporting Persons Arrow Holdings S.à r.l.
2	Check the Appropriate Box if a Member of a Group*
	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number Of Shares Beneficially Owned By Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 49,159,355
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 49,159,355
11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,159,355
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 47.9%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Modulaire Holding S.à r.l. (fka Algeco Holding S.à r.l.)
2	Check the Appropriate Box if a Member of a Group*
	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number Of Shares Beneficially Owned By Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 15,628,865
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 15,628,865
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Limited Partnership SLP
2	Check the Appropriate Box if a Member of a Group*
	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number Of Shares Beneficially Owned By Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 15,628,865
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 15,628,865
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Global S.à r.l.
2	Check the Appropriate Box if a Member of a Group*
	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number Of Shares Beneficially Owned By Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 15,628,865
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 15,628,865
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Investments 1 S.à r.l.
2	Check the Appropriate Box if a Member of a Group*
	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number Of Shares Beneficially Owned By Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 15,628,865
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 15,628,865
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Investments 2 S.à r.l.
2	Check the Appropriate Box if a Member of a Group*
	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number Of Shares Beneficially Owned By Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 15,628,865
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 15,628,865
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Investments 3 S.à r.l.
2	Check the Appropriate Box if a Member of a Group*
	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number Of Shares Beneficially Owned By Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 15,628,865
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 15,628,865
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Modulaire Investments B.V. (fka Algeco Investments B.V.)
2	Check the Appropriate Box if a Member of a Group*
	(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
Number Of Shares Beneficially Owned By Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 15,628,865
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 15,628,865
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person* OO (Netherlands besloten vennootschap)

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Reporting Persons on November 5, 2020 (the “Existing Schedule 13D”) related to the Common Stock of the Issuer. Information set forth in response to any item of the Existing Schedule 13D, as amended and supplemented by this Amendment, shall be deemed to be responsive to all other items hereof to which such information is relevant.

Except as set forth herein, the Existing Schedule 13D is unmodified. Capitalized terms used but not defined herein have the meanings given to such terms in the Existing Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 of the Existing Schedule 13D is hereby amended and supplemented by adding the following information at the end of such item:

On March 29, 2021, Arrow Holdings withdrew its previously announced non-binding proposal to acquire all of the outstanding shares of Common Stock of the Issuer that are not owned by the Reporting Persons for cash consideration of $1.50 per share. Arrow Holdings may in the future consider other transactions involving the Issuer.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: March 30, 2021

TDR CAPITAL LLP

By:	/s/ Blair Thompson
Name: Blair Thompson
Title: Manager

TDR CAPITAL II INVESTMENTS LP

By: TDR Capital LLP

By:	/s/ Blair Thompson
Name: Blair Thompson
Title: Partner

ARROW HOLDINGS S.À R.L.

By:	/s/ Evelina Ezerinskaite
Name: Evelina Ezerinskaite
Title: Manager

MODULAIRE HOLDING S.À R.L. (fka ALGECO HOLDING S.À R.L.)

By:	/s/ Evelina Ezerinskaite
Name: Evelina Ezerinskaite
Title: Manager

ALGECO LIMITED PARTNERSHIP SLP

By:	Algeco G.P. S.a r.l.

By:	/s/ Evelina Ezerinskaite
Name: Evelina Ezerinskaite
Title: Gerant

ALGECO GLOBAL S.À R.L.

By:	/s/ Evelina Ezerinskaite
Name: Evelina Ezerinskaite
Title: Manager

ALGECO INVESTMENTS 1 S.À R.L. (LUX)

By:	/s/ Evelina Ezerinskaite
Name: Evelina Ezerinskaite
Title: Manager

ALGECO INVESTMENTS 2 S.À R.L. (LUX)

By:	/s/ Evelina Ezerinskaite
Name: Evelina Ezerinskaite
Title: Manager

ALGECO INVESTMENTS 3 S.À R.L. (LUX)

By:	/s/ Evelina Ezerinskaite
Name: Evelina Ezerinskaite
Title: Manager

MODULAIRE INVESTMENTS B.V. (fka ALGECO INVESTMENTS B.V.)

By:	/s/ Diarmuid Cummins
Name: Diarmuid Cummins
Title: Director

By:	/s/ Dennis Cornelis Kulk
Name: Dennis Cornelis Kulk
Title: Director

STEPHEN ROBERTSON

By:	/s/ Stephen Robertson
Stephen Robertson

MANJIT DALE

By:	/s/ Manjit Dale
Manjit Dale